Registration No.  333-114205
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 834

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 30, 2004 at 2:00 p.m. pursuant to Rule 487.

                   ________________________________


                   Camelback Strategic Portfolio,
                          May 2004 Series

                           FT 834

FT 834 is a series of a unit investment trust, the FT Series. FT 834 consists of a single portfolio known as Camelback Strategic Portfolio, May 2004 Series (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying seven uniquely specialized strategies. The objective of the Trust is to provide the potential for above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is April 30, 2004

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           11
Portfolio                                               11
Risk Factors                                            14
Hypothetical Performance Information                    15
Public Offering                                         17
Distribution of Units                                   19
The Sponsor's Profits                                   20
The Secondary Market                                    20
How We Purchase Units                                   20
Expenses and Charges                                    20
Tax Status                                              21
Retirement Plans                                        23
Rights of Unit Holders                                  23
Income and Capital Distributions                        24
Redeeming Your Units                                    24
Investing in a New Trust                                25
Removing Securities from the Trust                      26
Amending or Terminating the Indenture                   26
Information on the Sponsor, Trustee and Evaluator       27
Other Information                                       28

                      Summary of Essential Information

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2004


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                 3,998
Fractional Undivided Interest in the Trust per Unit (1)                                                   1/3,998
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                         $ 99.00
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit (2.980% of the net
      amount invested, exclusive of the deferred sales charge and creation and development fee) (3)       $  2.95
   Less Deferred Sales Charge per Unit                                                                    $ (1.45)
   Less Creation and Development Fee per Unit                                                             $ (0.50)
Public Offering Price per Unit (4)                                                                        $100.00
Sponsor's Initial Repurchase Price per Unit (5)                                                           $ 97.55
Redemption Price per Unit (based on aggregate underlying value of Securities less the
    deferred sales charge) (5)                                                                            $ 97.55
Cash CUSIP Number                                                                                      30268B 331
Reinvestment CUSIP Number                                                                              30268B 349
Fee Accounts Cash CUSIP Number                                                                         30268B 356
Fee Accounts Reinvestment CUSIP Number                                                                 30268B 364
Security Code                                                                                               64048
Ticker Symbol                                                                                              FTCMYX

First Settlement Date                                 May 5, 2004
Mandatory Termination Date (6)                        June 30, 2005
Rollover Notification Date                            June 1, 2005
Special Redemption and Liquidation Period             June 15, 2005 to June 30, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2004.
Income Distribution Date (7)                          Last day of June and December, commencing June 30, 2004.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $100.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) At the rollover date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 10 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 14 months and is a unit investment trust rather than mutual fund, this information allows you to compare fees.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               _____
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge                                                                            1.00%(a)       $1.00
Deferred sales charge                                                                           1.45%(b)       $1.45
Creation and development fee                                                                    0.50%(c)       $0.50
                                                                                                _______        _______
Maximum Sales Charge (including creation and development fee)                                   2.95%          $2.95
                                                                                                =======        =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)       $.290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .060%          $.060
Trustee's fee and other operating expenses                                                      .312%(f)       $.312
                                                                                                =======        =======
Total                                                                                           .372%          $.372
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         3 Years        5 Years        10 Years
______         _______        _______        ________
$  361         $  897         $1,459         $2,985

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $1.45 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $0.50 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $100 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $100 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                     Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 834


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 834, comprising Camelback Strategic Portfolio, May 2004 Series (the "Trust"), as of the opening of business on April 30, 2004 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on April 30, 2004, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 834, comprising Camelback Strategic Portfolio, May 2004 Series, at the opening of business on April 30, 2004 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
April 30, 2004


                          Statement of Net Assets

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2004


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                     $395,799
Less liability for reimbursement to Sponsor for organization costs (3)                                   (1,159)
Less liability for deferred sales charge (4)                                                             (5,797)
Less liability for creation and development fee (5)                                                      (1,999)
                                                                                                       _________
Net assets                                                                                             $386,844
                                                                                                       =========
Units outstanding                                                                                         3,998
Net asset value per Unit (6)                                                                             $96.76

                                                   ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                  $399,797
Less maximum sales charge (7)                                                                           (11,794)
Less estimated reimbursement to Sponsor for organization costs (3)                                       (1,159)
                                                                                                       _________
Net assets                                                                                             $386,844
                                                                                                       =========

______________

                    NOTES TO STATEMENT OF NET ASSETS

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $500,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.290 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($1.45 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2004. If Unit holders redeem Units before September 20, 2004, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($0.50 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                        Schedule of Investments

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2004


                                                                                       Percentage
Number                                                                                 of Aggregate  Market      Cost of
of        Ticker Symbol and                                                            Offering      Value       Securities to
Shares    Name of Issuer of Securities (1) (5)                                         Price         Share       the Trust (2)
______    _______________________________                                              _________     _______     _________
          The Dow(sm) DART 10 Strategy Stocks (9.99%):
          ____________________________________________
 72       MO             Altria Group, Inc.                                             1.00%        $54.90      $  3,953
 82       C              Citigroup Inc.                                                 1.00%         48.17         3,950
 78       KO             The Coca-Cola Company                                          0.99%         50.46         3,936
 91       DD             E.I. du Pont de Nemours and Company                            1.00%         43.31         3,941
 93       XOM            Exxon Mobil Corporation                                        1.00%         42.54         3,956
 83       GM             General Motors Corporation                                     1.00%         47.62         3,952
105       JPM            J.P. Morgan Chase & Co. (3)                                    1.00%         37.65         3,953
 84       MRK            Merck & Co., Inc.                                              1.00%         46.98         3,946
156       SBC            SBC Communications Inc.                                        1.00%         25.37         3,958
105       VZ             Verizon Communications Inc.                                    1.00%         37.79         3,968

          The Dow(sm) Target 5 Strategy Stocks (10.00%):
          ____________________________________________
186       XOM            Exxon Mobil Corporation                                        2.00%         42.54         7,912
264       GE             General Electric Company                                       2.00%         30.05         7,933
210       JPM            J.P. Morgan Chase & Co. (3)                                    2.00%         37.65         7,907
312       SBC            SBC Communications Inc.                                        2.00%         25.37         7,915
210       VZ             Verizon Communications Inc.                                    2.00%         37.79         7,936

          European Target 20 Strategy Stocks (14.99%):
          ____________________________________________
137       AABA NA        ABN AMRO Holding N.V.                                          0.75%         21.73         2,976
301       AV/ LN         Aviva Plc                                                      0.75%          9.86         2,968
329       BARC LN        Barclays Plc                                                   0.75%          9.02         2,969
196       BATS LN        British American Tobacco Plc                                   0.75%         15.17         2,972
934       BT/A LN        BT Group Plc                                                   0.75%          3.18         2,971
134       DANSKE DC      Danske Bank A/S                                                0.75%         22.15         2,968
  9       ELEB BB        Electrabel S.A.                                                0.74%        326.53         2,939
161       ELE SM         Endesa, S.A.                                                   0.75%         18.39         2,961
375       ENEL IM        Enel SpA                                                       0.75%          7.92         2,969
147       ENI IM         Eni SpA                                                        0.75%         20.24         2,976
136       FORA NA        Fortis                                                         0.75%         21.76         2,959
224       HBOS LN        HBOS Plc                                                       0.75%         13.25         2,967
204       HSBA LN        HSBC Holdings Plc                                              0.75%         14.53         2,965
138       INGA NA        ING Groep N.V.                                                 0.75%         21.50         2,967
395       LLOY LN        Lloyds TSB Group Plc                                           0.75%          7.53         2,972
 61       RDA NA         Royal Dutch Petroleum Company                                  0.75%         48.54         2,961
425       SHEL LN        Shell Transport & Trading Company Plc                          0.75%          6.98         2,968
148       SZE FP         Suez S.A.                                                      0.75%         20.06         2,969
522       TIM IM         Telecom Italia Mobile SpA (T.I.M.)                             0.75%          5.69         2,968
643       UC IM          UniCredito Italiano SpA                                        0.75%          4.62         2,972


                       Schedule of Investments (cont'd.)

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2004



                                                                                      Percentage
Number                                                                                of Aggregate  Market      Cost of
of        Ticker Symbol and                                                           Offering      Value       Securities to
Shares    Name of Issuer of Securities (1) (5)                                        Price         Share       the Trust (2)
______    _______________________________                                             _________     _______     _________
          The Nasdaq(R) Target 15 Strategy Stocks (9.97%):
          ____________________________________________
 57       APCC           American Power Conversion Corporation                          0.33%        $23.14      $  1,319
 49       APOL           Apollo Group, Inc. (Class A)                                   1.15%         93.01         4,557
 72       ATYT           ATI Technologies Inc. (4)                                      0.26%         14.40         1,037
 71       BMET           Biomet, Inc.                                                   0.71%         39.75         2,822
 28       CECO           Career Education Corporation                                   0.45%         64.03         1,793
 24       CDWC           CDW Corporation                                                0.38%         62.75         1,506
 70       CHKP           Check Point Software Technologies Ltd. (4)                     0.44%         24.76         1,733
 85       ERTS           Electronic Arts Inc.                                           1.07%         49.81         4,234
 12       HSIC           Henry Schein, Inc.                                             0.21%         70.97           852
307       NXTL           Nextel Communications, Inc. (Class A)                          1.88%         24.21         7,432
 41       PETM           PETsMART, Inc.                                                 0.29%         28.37         1,163
 43       ROST           Ross Stores, Inc.                                              0.33%         30.38         1,306
111       SBUX           Starbucks Corporation                                          1.09%         39.05         4,335
 87       SYMC           Symantec Corporation                                           1.04%         47.23         4,109
 17       WFMI           Whole Foods Market, Inc.                                       0.34%         79.98         1,360

          The S&P Target 24 Strategy Stocks (25.01%):
          ____________________________________________
 94       MMM            3M Company                                                     2.05%         86.12         8,095
 13       AT             ALLTEL Corporation                                             0.17%         51.55           670
  9       ASD            American Standard Companies Inc.                               0.24%        104.80           943
 49       APA            Apache Corporation                                             0.52%         41.67         2,042
 20       AVP            Avon Products, Inc.                                            0.40%         80.05         1,601
 76       BLS            BellSouth Corporation                                          0.50%         26.06         1,981
 67       BMET           Biomet, Inc.                                                   0.67%         39.75         2,663
 29       BR             Burlington Resources Inc.                                      0.49%         66.23         1,921
729       CSCO           Cisco Systems, Inc.                                            4.02%         21.84        15,921
 32       ERTS           Electronic Arts Inc.                                           0.40%         49.81         1,594
217       BEN            Franklin Resources, Inc.                                       3.03%         55.25        11,989
 23       GD             General Dynamics Corporation                                   0.55%         93.92         2,160
 62       RX             IMS Health Incorporated                                        0.40%         25.58         1,586
 42       KMB            Kimberly-Clark Corporation                                     0.68%         64.50         2,709
138       LTD            Limited Brands                                                 0.72%         20.80         2,870
 46       NXTL           Nextel Communications, Inc. (Class A)                          0.28%         24.21         1,114
131       NFB            North Fork Bancorporation, Inc.                                1.22%         37.00         4,847
 57       OXY            Occidental Petroleum Corporation                               0.68%         47.06         2,682
144       PEP            PepsiCo, Inc.                                                  1.97%         54.11         7,792
113       SBUX           Starbucks Corporation                                          1.11%         39.05         4,413
145       TJX            The TJX Companies, Inc.                                        0.91%         24.78         3,593
 98       TMK            Torchmark Corporation                                          1.26%         50.89         4,987
166       UNH            UnitedHealth Group Incorporated                                2.61%         62.28        10,338
 12       WAT            Waters Corporation                                             0.13%         42.97           516

                       Schedule of Investments (cont'd.)

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2004



                                                                                       Percentage
Number                                                                                 of Aggregate  Market      Cost of
of        Ticker Symbol and                                                            Offering      Value       Securities to
Shares    Name of Issuer of Securities (1) (5)                                         Price         Share       the Trust (2)
______    _______________________________                                              _________     _______     _________
          Target Small-Cap Strategy Stocks (10.04%):
          ____________________________________________
 28       ACMR           A.C. Moore Arts & Crafts, Inc.                                 0.20%        $27.75       $  777
 64       AYI            Acuity Brands, Inc.                                            0.40%         24.73        1,583
121       AAI            AirTran Holdings, Inc.                                         0.39%         12.90        1,561
 47       AMMD           American Medical Systems Holdings, Inc.                        0.31%         26.50        1,245
 42       AHS            AMN Healthcare Services, Inc.                                  0.18%         16.90          710
 56       CDIS           Cal Dive International, Inc.                                   0.38%         26.89        1,506
 23       CRR            CARBO Ceramics Inc.                                            0.37%         64.49        1,483
 31       CHIC           Charlotte Russe Holding Inc.                                   0.13%         16.22          503
 26       CSGP           CoStar Group Inc.                                              0.26%         39.25        1,020
 47       DRIV           Digital River, Inc.                                            0.32%         26.75        1,257
 44       EAC            Encore Acquisition Company                                     0.33%         29.65        1,305
 33       GCO            Genesco Inc.                                                   0.19%         22.50          743
 35       GTRC           Guitar Center, Inc.                                            0.36%         40.42        1,415
 34       JCOM           j2 Global Communications, Inc.                                 0.20%         23.61          803
 15       JOSB           Jos. A. Bank Clothiers, Inc.                                   0.12%         30.97          465
 50       KTO            K2 Inc.                                                        0.19%         14.95          748
 43       KOMG           Komag, Incorporated                                            0.14%         12.76          549
 48       KV.A           K-V Pharmaceutical Company (Class A)                           0.30%         24.65        1,183
 38       LNY            Landry's Restaurants, Inc.                                     0.32%         33.10        1,258
 15       MATR           Matria Healthcare, Inc.                                        0.08%         19.99          300
 20       MDCC           Molecular Devices Corporation                                  0.10%         19.66          393
 37       MGAM           Multimedia Games, Inc.                                         0.22%         23.19          858
 21       FLYR           Navigant International, Inc.                                   0.10%         18.63          391
 13       PVA            Penn Virginia Corporation                                      0.22%         66.22          861
 37       PLMD           PolyMedica Corporation                                         0.26%         27.39        1,013
 72       PRV            Province Healthcare Company                                    0.29%         15.80        1,138
  9       QSII           Quality Systems, Inc.                                          0.10%         44.57          401
 42       SAXN           Saxon Capital, Inc.                                            0.24%         23.02          967
 52       SCUR           Secure Computing Corporation                                   0.13%          9.80          510
 22       SHRP           Sharper Image Corporation                                      0.18%         32.18          708
 27       SLGN           Silgan Holdings Inc.                                           0.29%         41.82        1,129
 47       SMMX           Symyx Technologies, Inc.                                       0.31%         26.01        1,222
 44       TOUS           Technical Olympic USA, Inc.                                    0.36%         32.30        1,421
 37       MTW            The Manitowoc Company, Inc.                                    0.29%         30.93        1,144
 37       TSA            The Sports Authority, Inc.                                     0.36%         38.25        1,415
 45       UCO            Universal Compression Holdings, Inc.                           0.35%         30.51        1,373
 27       UFPI           Universal Forest Products, Inc.                                0.19%         27.25          736
 30       WMAR           West Marine, Inc.                                              0.21%         28.26          848
 51       WGO            Winnebago Industries, Inc.                                     0.37%         28.82        1,470
 27       ZNT            Zenith National Insurance Corp.                                0.30%         44.25        1,195

                      Schedule of Investments (cont'd.)

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834


                    At the Opening of Business on the
                 Initial Date of Deposit-April 30, 2004


                                                                                      Percentage
Number                                                                                of Aggregate  Market      Cost of
of        Ticker Symbol and                                                           Offering      Value       Securities to
Shares    Name of Issuer of Securities (1) (5)                                        Price         Share       the Trust (2)
______    _______________________________                                             _________     _______     _________
          Value Line(R) Target 25 Strategy Stocks (20.00%):
          _____________________________________________________
 23       AH             Armor Holdings, Inc.                                           0.20%       $ 34.06      $     783
 73       ADSK           Autodesk, Inc.                                                 0.63%         34.14          2,492
 28       CHTT           Chattem, Inc.                                                  0.20%         28.03            785
120       CMCO           Columbus McKinnon Corporation                                  0.20%          6.61            793
 58       CPRT           Copart, Inc.                                                   0.28%         19.44          1,128
148       DHI            D.R. Horton, Inc.                                              1.08%         28.80          4,262
 41       DVA            DaVita, Inc.                                                   0.53%         51.25          2,101
 93       FL             Foot Locker, Inc.                                              0.56%         24.00          2,232
 50       GES            GUESS?, Inc.                                                   0.20%         15.93            797
 27       HELE           Helen of Troy Limited                                          0.20%         29.44            795
 25       IDXC           IDX Systems Corporation                                        0.20%         31.20            780
 42       MBG            Mandalay Resort Group                                          0.62%         58.35          2,451
1,065     MOT            Motorola, Inc.                                                 5.00%         18.59         19,798
 42       NTY            NBTY, Inc.                                                     0.40%         38.04          1,598
 44       NUS            Nu Skin Enterprises, Inc. (Class A)                            0.27%         23.87          1,050
 28       OTEX           Open Text Corporation                                          0.20%         27.84            780
 45       POG            Patina Oil & Gas Corporation                                   0.32%         27.86          1,254
 92       PAS            PepsiAmericas, Inc.                                            0.46%         19.68          1,811
 29       PLT            Plantronics, Inc.                                              0.28%         38.00          1,102
308       QCOM           QUALCOMM Inc.                                                  5.00%         64.26         19,792
 68       SMF            Smart & Final Inc.                                             0.20%         11.72            797
191       SYMC           Symantec Corporation                                           2.28%         47.23          9,021
  9       UOPX           University of Phoenix Online                                   0.20%         88.73            799
 25       URBN           Urban Outfitters, Inc.                                         0.29%         46.49          1,162
 34       WEBX           WebEx Communications, Inc.                                     0.20%         23.26            791
                                                                                      _______                     ________
                              Total Investments                                       100.00%                     $395,799
                                                                                      =======                     ========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 30, 2004. Such purchase contracts are expected to settle within three business days. The Trust has a Mandatory Termination Date of June 30, 2005.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the listed Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $397,025 and $1,226, respectively.

(3) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

(4) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(5) Securities of companies in the following industries comprise the percentages of the investments of the Trust as indicated:
Consumer Products, 19.37%; Energy, 8.91%; Financial Services, 17.55%; Healthcare, 7.85%; Industrials, 8.92%;
Information Technology, 22.48%; Materials, 1.60%; Telecommunication Services, 10.33%; and Utilities, 2.99%.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 834, consists of a single portfolio known as Camelback Strategic
Portfolio, May 2004 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objectives.

When you invest in the Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of the Trust is to provide the potential for an above-average total return. To achieve this objective, the Trust will invest in the common stocks of companies which are selected by applying seven uniquely specialized strategies. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). We cannot guarantee that the Trust will achieve its objective or that the Trust will make money once expenses are deducted.

The composition of the Trust on the Initial Date of Deposit is as follows:

- Approximately 10% common stocks which comprise The Dow(sm) Dividend and Repurchase Target 10 Strategy;

- Approximately 10% common stocks which comprise The Dow(sm) Target 5
Strategy;

- Approximately 15% common stocks which comprise the European Target 20
Strategy;

- Approximately 10% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 25% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 20% common stocks which comprise the Value Line(R) Target 25 Strategy.

Portfolio Strategies.

The Dow(sm) DART 10 Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of the Dow Jones Industrial Average(sm) ("DJIA") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.

The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Dow(sm) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy is determined as follows:

Step 1:We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2:We select the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Trust will not invest more than 5% of its portfolio in shares of any one European Target 20 Strategy stock determined to be a securities-related issuer.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target 25 Strategy is determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote the Trust, in particular The Dow(sm) DART 10 Strategy or The Dow(sm) Target 5 Strategy. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its index.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Trust, which incorporates the S&P Target 24 Strategy, is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. The Trust, which incorporates the Value Line(R) Target 25 Strategy, is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value Line are not affiliated with us and have not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 14-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Strategies underlying the Trust use dividend yield as a selection criterion and thus employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trust or that these Securities will increase in value.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $1 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the Strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. or foreign securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than those directly listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trust will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Trust is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trust containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trust would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following table compares the hypothetical performance information for the specified combination of the seven strategies which comprise the Trust in their respective proportions ("Camelback Strategy") and the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the Trust will outperform the comparative index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P 500 Index has been included for comparative purposes only. The S&P 500 Index, which consists of 500 large-cap stocks chosen by Standard and Poor's to be representative of the leaders of various industries, does not represent all of the market sectors (such as domestic small-cap and foreign stocks) in which the Trust invests.

           COMPARISON OF TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

         Hypothetical
           Strategy                 Index
        Total Returns(1)        Total Returns
        ______________          ___________
          Camelback               S&P 500
Year      Strategy                 Index
        ______________          ___________
1986      23.92%                  18.31%
1987       8.77%                   5.33%
1988       6.36%                  16.64%
1989      28.14%                  31.35%
1990      -1.21%                  -3.30%
1991      54.50%                  30.40%
1992       2.79%                   7.62%
1993      21.43%                   9.95%
1994       4.36%                   1.34%
1995      39.87%                  37.22%
1996      36.05%                  22.82%
1997      26.64%                  33.21%
1998      47.22%                  28.57%
1999      45.69%                  20.94%
2000      -0.38%                  -9.08%
2001      -9.64%                 -11.88%
2002     -19.45%                 -22.04%
2003      31.23%                  28.49%
2004       1.34%                   1.70%
(thru 3/31)

____________

(1) The Strategy stocks for a given year consist of the common stocks selected by applying the Camelback Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Camelback Strategy achieved an average annual total return of 17.40%. In addition, over the full years listed above, the Camelback Strategy achieved a greater average annual total return than the S&P 500 Index, which was 12.31%.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $1.95 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price per Unit exceeds $100.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from July 20, 2004 through September 20, 2004. If you buy Units at a price of less than $100.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $0.50 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $100.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
______________               ____________     ____________
$50 but less than $100       2.70%            2.00%
$100 but less than $150      2.45%            1.75%
$150 but less than $500      2.20%            1.50%
$500 or more                 1.95%            1.25%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trust or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%, but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Trust during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in Arizona, Colorado and Texas. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.30% of the sales price of these Units (1.25% for purchases of $500,000 or more).

Eligible dealer firms and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$5 but less than $7.5                     0.05%
$7.5 or more                              0.10%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of

Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $0.50 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust asset when such income would be considered to be received by you if you directly owned the Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by the Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from the Trust when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by the Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by the Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as corporations, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 10 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 500 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally only available for stocks traded and held in the United States. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $1.95 per unit), but not the initial sales charge. Units purchased using proceeds from

Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 500 Units of the Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. If you elect to receive an In-Kind Distribution, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled. Securities not traded and held in the United States are generally not available for an In-Kind Distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Trust. The

Corporations make no representation or warranty, express or implied, to the owners of Units of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                 This page is intentionally left blank.

Page 30


                 This page is intentionally left blank.

Page 31


                             First Trust(R)

             Camelback Strategic Portfolio, May 2004 Series
                                 FT 834

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                     1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                       ________________________

  This prospectus contains information relating to Camelback Strategic Portfolio, May 2004 Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-114205) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             April 30, 2004


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 834 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 30, 2004. Capitalized terms have been defined in the prospectus.


                         Table of Contents

Dow Jones & Company, Inc.                                         1
Standard & Poor's                                                 2
The Nasdaq Stock Market, Inc.                                     2
Value Line Publishing, Inc.                                       2
Risk Factors
   Securities                                                     3
   Small-Cap Companies                                            3
   Dividends                                                      3
   Foreign Issuers                                                3
      United Kingdom                                              4
      Exchange Rate                                               6
Litigation
   Tobacco Industry                                               8
Portfolio Strategies
    The Dow(sm) DART 10 Strategy Stocks                           8
    The Dow(sm) Target 5 Strategy Stocks                          9
    European Target 20 Strategy Stocks                            9
    The Nasdaq(R) Target 15 Strategy Stocks                      10
    The S&P Target 24 Strategy Stocks                            11
    Target Small-Cap Strategy Stocks                             13
    Value Line(R) Target 25 Strategy Stocks                      15

Dow Jones & Company, Inc.

The Trust is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR

IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trust. S&P has no obligation to take the needs of the licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Trust has not been passed on by the Corporations as to its legality or suitability. The Trust is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Trust.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. is VLPI's licensing to First Trust Portfolios L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II)

FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY
INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER
CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolio of the Trust may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the Trust.

Exchange Rate. The Trust contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests solely in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                                        United Kingdom
                  Annual               Pound Sterling/
                  Period                U.S. Dollar
                  _____                 __________
                  1983                  0.616-0.707
                  1984                  0.670-0.864
                  1985                  0.672-0.951
                  1986                  0.643-0.726
                  1987                  0.530-0.680
                  1988                  0.525-0.601
                  1989                  0.548-0.661
                  1990                  0.504-0.627
                  1991                  0.499-0.624
                  1992                  0.499-0.667
                  1993                  0.630-0.705
                  1994                  0.610-0.684
                  1995                  0.610-0.653
                  1996                  0.583-0.670
                  1997                  0.584-0.633
                  1998                  0.584-0.620
                  1999                  0.597-0.646
                  2000                  0.605-0.715
                  2001                  0.678-0.707
                  2002                  0.621-0.709
                  2003                  0.560-0.636

Source: Bloomberg L.P.

          End of Month Exchange Rates                       End of Month Exchange Rates
            For Foreign Currencies                        For Foreign Currencies (continued)

                   United Kingdom                                    United Kingdom
                   Pound Sterling/       Euro/                       Pound Sterling/      Euro/
Monthly Period     U.S. Dollar       U.S. Dollar   Monthly Period    U.S. Dollar      U.S. Dollar
________           __________        ______        __________        ________         ______
1997:                                              2001:
 January           .624              N.A.           January          .683             1.067
 February          .614              N.A.           February         .692             1.082
 March             .611              N.A.           March            .706             1.140
 April             .616              N.A.           April            .699             1.127
 May               .610              N.A.           May              .705             1.182
 June              .600              N.A.           June             .707             1.178
 July              .609              N.A.           July             .702             1.141
 August            .622              N.A.           August           .688             1.096
 September         .619              N.A.           September        .678             1.097
 October           .598              N.A.           October          .688             1.110
 November          .592              N.A.           November         .702             1.116
 December          .607              N.A.           December         .687             1.124
1998:                                              2002:
 January           .613              N.A.           January          .709             1.164
 February          .609              N.A.           February         .706             1.150
 March             .598              N.A.           March            .701             1.147
 April             .598              N.A.           April            .686             1.110
 May               .613              N.A.           May              .687             1.070
 June              .600              N.A.           June             .652             1.009
 July              .613              N.A.           July             .640             1.023
 August            .595              N.A.           August           .645             1.018
 September         .589              N.A.           September        .638             1.014
 October           .596              N.A.           October          .639              .990
 November          .607              N.A.           November         .642              .994
 December          .602              N.A.           December         .621              .953
1999:                                              2003:
 January           .608              .880           January          .607              .929
 February          .624              .907           February         .634              .927
 March             .621              .929           March            .632              .916
 April             .621              .946           April            .626              .898
 May               .624              .960           May              .611              .849
 June              .634              .966           June             .604              .869
 July              .617              .934           July             .621              .890
 August            .623              .947           August           .634              .910
 September         .607              .936           September        .602              .858
 October           .608              .948           October          .590              .863
 November          .626              .991           November         .581              .834
 December          .618              .994           December 29      .565              .801
2000:                                              2004
 January           .619             1.030           January          .548              .801
 February          .633             1.037           February         .535              .800
 March             .628             1.047           March            .542              .812
 April             .645             1.096           April            .564              .835
 May               .666             1.066
 June              .661             1.050
 July              .667             1.079
 August            .691             1.126
 September         .678             1.132
 October           .698             1.178
 November          .702             1.145
 December          .670             1.060

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the U.S. entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris will actually be forced to post is in dispute. Philip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Portfolio Strategies

                   The Dow(sm) DART 10 Strategy Stocks


Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                  The Dow(sm) Target 5 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                   European Target 20 Strategy Stocks


ABN AMRO Holding N.V., headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Danske Bank A/S, headquartered in Copenhagen, Denmark, is the largest bank in Denmark and a leading player in the Scandinavian financial markets. The company, which encompasses Danske Bank, BG Bank, Realkredit Danmark and a number of other subsidiaries, offers a wide range of financial services, including insurance, mortgage finance, asset management, brokerage, credit card, real estate and leasing services.

Electrabel S.A., headquartered in Brussels, Belgium, is the #1 power producer in Belgium, generating 92% of that country's electricity. Through partnerships with municipalities, the company serves electricity customers, natural gas customers, water customers and cable TV customers in Belgium.

Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

HBOS Plc, headquartered in Edinburgh, Scotland, is the largest home mortgage lender in the United Kingdom. The company also offers assorted financial services including retail banking, consumer credit, and savings products as well as asset management services.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Shell Transport & Trading Company Plc, headquartered in London, England, is a holding company that, in conjunction with Royal Dutch Petroleum Company, owns, directly or indirectly, investments in the companies constituting the Royal Dutch/Shell Group of Companies. The company is engaged in the business of producing, refining, storing, transporting, supplying and distributing petroleum and petroleum products.

Suez S.A., headquartered in Paris, France, constructs and operates water treatment plants, sells water treatment products, distributes electricity and gas, and collects, treats and recycles waste. In addition, the company offers cable television and Internet access services. The company provides services globally.

Telecom Italia Mobile SpA (T.I.M.), headquartered in Turin, Italy, is the leading wireless telecommunications carrier in Europe.

UniCredito Italiano SpA, headquartered in Milan, Italy, one of Italy's largest banking groups, offers asset management; life and property/casualty insurance; and leasing services. The company also underwrites and trades corporate debt and stock internationally and has ownership in several Eastern European banks.


                 The Nasdaq(R) Target 15 Strategy Stocks


American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

ATI Technologies Inc., headquartered in Markham, Ontario, Canada, supplies graphics processing products and technology for desktop and notebook personal computers, consumer electronic devices, digital televisions (including set-top boxes) and video game consoles.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and cranio/maxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.

CDW Corporation, headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices;
accessories; networking products; and software.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of healthcare products and services, including practice management software, to office-based healthcare practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

PETsMART, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offers brand name and designer merchandise at low everyday prices.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.


                    The S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

ALLTEL Corporation, headquartered in Little Rock, Arkansas, is an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

American Standard Companies Inc., headquartered in Piscataway, New Jersey, manufactures high quality, brand name air conditioning systems, bathroom and kitchen fixtures, and fittings and braking systems for vehicles.

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and cranio/maxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

IMS Health Incorporated, headquartered in Fairfield, Connecticut, is a global provider of information solutions to the pharmaceutical and healthcare industries, including market information and decision-support services.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Limited Brands, headquartered in Columbus, Ohio, sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.


                    Target Small-Cap Strategy Stocks


A.C. Moore Arts & Crafts, Inc., headquartered in Blackwood, New Jersey, operates arts and crafts stores that offer an assortment of traditional and contemporary arts, crafts and floral merchandise for a wide range of customers.

Acuity Brands, Inc., headquartered in Atlanta, Georgia, operates in two business segments: lighting equipment and specialty products. The lighting equipment segment manufactures and distributes a variety of fluorescent and non-fluorescent lighting fixtures for markets throughout North America and other foreign markets, primarily western Europe. The specialty products segment produces and distributes cleaning, maintenance, sanitation and water treatment chemicals and other products for customers throughout the United States, Canada and western Europe.

AirTran Holdings, Inc., headquartered in Orlando, Florida, operates a low-fare scheduled airline serving short-haul markets primarily in the Eastern United States.

American Medical Systems Holdings, Inc., headquartered in Minnetonka, Minnesota, is a holding company that manufactures and markets a line of proprietary surgical products directly to urologists and gynecologists.

AMN Healthcare Services, Inc., headquartered in San Diego, California, focuses on the travel segment of the temporary healthcare staffing industry and provides both nurse and allied health temporary healthcare professionals to hospital and healthcare facility clients.

Cal Dive International, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

CARBO Ceramics Inc., headquartered in Irving, Texas, produces and supplies ceramic proppant for use in the hydraulic fracturing of natural gas and oil wells. Hydraulic fracturing is a method of increasing production from oil and gas wells. Proppant, a granular material, is suspended and transported in the fluid and fills the fracture, propping it open once high-pressure pumping stops.

Charlotte Russe Holding Inc., headquartered in San Diego, California, is a mall-based specialty retailer of apparel and accessories targeting young women between the ages of 15 and 35.

CoStar Group Inc., headquartered in Bethesda, Maryland, is a provider of information services to the commercial real estate industry in the United States and United Kingdom.

Digital River, Inc., headquartered in Eden Prairie, Minnesota, has developed a technology platform that provides a suite of e-commerce services, including Web commerce development and hosting, transaction processing, fraud screening, digital delivery, integration to physical fulfillment and customer service.

Encore Acquisition Company, headquartered in Fort Worth, Texas, is an energy company engaged in the acquisition, development, exploitation and production of onshore North American oil and natural gas reserves.

Genesco Inc., headquartered in Nashville, Tennessee, is a retailer and wholesaler of branded footwear. The company operates retail stores principally under the names of "Journeys," "Johnston and Murphy" and "Jarman."

Guitar Center, Inc., headquartered in Westlake Village, California, is a musical instruments retailer that operates "Guitar Center" and "American Music" stores.

j2 Global Communications, Inc., headquartered in Los Angeles,
California, provides outsourced, value-added messaging and communications services to individuals and businesses worldwide.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

K2 Inc., headquartered in Carlsbad, California, is a sporting goods company that produces recreational products as well as certain niche industrial products. The company's products are used in individual and team sports activities, including baseball, softball, fishing, water and outdoor sports activities, alpine skiing, snowboarding, snowshoeing, inline skating, mountain biking and paintball. The company's industrial products consist primarily of monofilament line used in weed trimmers, fish line, paper mills and industrial applications and fiberglass marine antennas and marine accessories.

Komag, Incorporated, headquartered in San Jose, California, designs, manufactures and markets thin-film media (disks) that are incorporated into disk drives, the primary storage medium for digital data.

K-V Pharmaceutical Company (Class A), headquartered in St. Louis,
Missouri, is a fully integrated specialty pharmaceutical company that develops, acquires, manufactures and markets technologically distinguished branded and generic/non-branded prescription pharmaceutical products.

Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates a variety of full service, casual dining restaurants under the names "Cadillac," "The Crab House," "Joe's Crab Shack," "Landry's Seafood House," "Rainforest Cafe" and Willie G's." The company is also the developer and operator of the Kemah Boardwalk development in Texas.

Matria Healthcare, Inc., headquartered in Marietta, Georgia, is engaged principally in the business of providing comprehensive population-based disease management programs, telemedicine services and fulfillment services to patients, physicians, health plans and employers for high-risk pregnancies and other women's health conditions, diabetes and select respiratory and cardiac conditions.

Molecular Devices Corporation, headquartered in Sunnyvale, California, is a supplier of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.

Multimedia Games, Inc., headquartered in Austin, Texas, designs and develops interactive Class II bingo and Class III video lottery games and related electronic player stations and equipment that are marketed to Native American bingo halls located throughout the United States.

Navigant International, Inc., headquartered in Englewood, Colorado, is a provider of corporate travel management services in the United States.

Penn Virginia Corporation, headquartered in Radnor, Pennsylvania, is engaged in the exploration, development and production of crude oil and natural gas, primarily in the eastern and Gulf Coast onshore areas of the United States.

PolyMedica Corporation, headquartered in Woburn, Massachusetts, provides direct-to-patient diabetes testing supplies for seniors on Medicare; makes a brand of female urinary discomfort products and private label digital thermometers; and a line of prescription urological products for hospitals and pharmacies.

Province Healthcare Company, headquartered in Brentwood, Tennessee, owns and operates acute care hospitals located in non-urban markets in the United States and Puerto Rico.

Quality Systems, Inc., headquartered in Irvine, California, develops and markets healthcare information systems that automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

Saxon Capital, Inc., headquartered in Glen Allen, Virginia, primarily originates and purchases single-family residential mortgage loans and home equity loans through three production channels: brokers, correspondent lenders and direct consumers.

Secure Computing Corporation, headquartered in San Jose, California, develops network security products that help its customers create trusted network environments both inside and outside of their organizations.

Sharper Image Corporation, headquartered in San Francisco, California, creates and sells original gifts and entertaining products through "The Sharper Image" stores, monthly mail-order catalogs, and other marketing channels throughout the United States. The company also has stores and catalog operations internationally through licensees.

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a manufacturer of consumer goods packaging products that currently produces steel and aluminum containers, custom designed plastic containers and specialty packing items.

Symyx Technologies, Inc., headquartered in Santa Clara, California, develops and applies high-speed technologies to the discovery of materials for chemical, life science and electronics applications.

Technical Olympic USA, Inc., headquartered in Hollywood, Florida, designs, builds and markets detached single-family residences, town homes and condominiums in metropolitan markets located in Florida, the Mid-Atlantic, Texas and the West.

The Manitowoc Company, Inc., headquartered in Manitowoc, Wisconsin, designs and manufactures commercial ice machines and refrigeration products; cranes and related products; and provides ship-repair and construction services for the maritime industry.

The Sports Authority, Inc., headquartered in Fort Lauderdale, Florida, operates large-format sporting goods stores in the United States, offering extensive selections of brand name sporting equipment and athletic and active footwear and apparel.

Universal Compression Holdings, Inc., headquartered in Houston, Texas, is a natural gas compression services company.

Universal Forest Products, Inc., headquartered in Grand Rapids,
Michigan, engineers, manufactures, treats and distributes lumber products for the do-it-yourself (DIY), manufactured housing, industrial, wholesale and site-built construction markets.

West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a manufacturer of motor homes, self-contained recreation vehicles used in leisure travel and outdoor recreation activities.

Zenith National Insurance Corp., headquartered in Woodland Hills,
California, is a holding company that, through its wholly-owned insurance subsidiaries, is engaged in the property-casualty insurance business.


                 Value Line(R) Target 25 Strategy Stocks


Armor Holdings, Inc., headquartered in Jacksonville, Florida, is a global provider of security risk management services to multi-national corporations and governmental agencies.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

Chattem, Inc., headquartered in Chattanooga, Tennessee, manufactures and markets branded consumer products, including over-the-counter toiletries and healthcare and skin care products. The company's products include "Gold Bond" medicated powder, "Icy Hot" topical analgesic, "Dexatrim" appetite suppressant, "Ban" deodorant and "Bullfrog" sunblock.

Columbus McKinnon Corporation, headquartered in Amherst, New York, is a manufacturer and marketer of hoists, cranes, chain, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end markets.

Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed dismantlers, rebuilders and used vehicle dealers.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

GUESS?, Inc., headquartered in Los Angeles, California, designs, markets and distributes a line of casual apparel, accessories and related consumer products. The products are marketed and licensed under the brand names "Guess?," "Guess U.S.A." and "Triangle Design."

Helen of Troy Limited, headquartered in El Paso, Texas, designs, develops and markets a variety of personal care and comfort products. Such products include hair dryers, curling irons, hot air brushes, brush irons, lighted mirrors, hairsetters, hair brushes, combs, hair accessories, women's shavers, foot baths, body massagers and hair clippers and trimmers. Most of the company's products are sold by mass merchandisers, drug chains, warehouse clubs, grocery stores and beauty supply retailers and wholesalers.

IDX Systems Corporation, headquartered in Burlington, Vermont, operates two business segments: healthcare information systems and solutions, which includes software, hardware and related services; and medical transcription services.

Mandalay Resort Group, headquartered in Las Vegas, Nevada, is a hotel-casino operator that operates properties in Nevada, Illinois, Michigan and Mississippi. Some of its properties include "Mandalay Bay," "Circus Circus," "Luxor" and "Excalibur" in Las Vegas.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.

NBTY, Inc., headquartered in Bohemia, New York, is a vertically integrated manufacturer, marketer and retailer of nutritional supplements in the United States, the United Kingdom and internationally.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes personal care products and nutritional supplements. The company markets its products in the Americas, Europe and the Asia Pacific region. The company also provides marketing and distribution of technology-based products through Big Planet, Inc.

Open Text Corporation, headquartered in Waterloo, Ontario, Canada, develops, markets, licenses and supports collaborative knowledge management application software for use on intranets, extranets and the Internet that enables users to find electronically stored information.

Patina Oil & Gas Corporation, headquartered in Denver, Colorado, is an independent energy company engaged in the acquisition, development, exploitation and production of oil and gas properties located primarily in the Wattenberg Field of Colorado.

PepsiAmericas, Inc., headquartered in Minneapolis, Minnesota, manufactures, distributes and markets a broad portfolio of primarily "Pepsi-Cola" and "Cadbury" brands in the United States, Central Europe and the Caribbean.

Plantronics, Inc., headquartered in Santa Cruz, California, designs, makes and sells lightweight communication headsets which can be worn over the head or on either ear; and makes and sells amplified telephone handsets and specialty telephones for hearing impaired users, and noise-canceling handsets for use in high-noise environments.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Smart & Final Inc., headquartered in City of Commerce, California, sells food, foodservice products and professional-quality culinary equipment through non-membership warehouse stores and wholesale stores.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

University of Phoenix Online, headquartered in Phoenix, Arizona, is a division of the University of Phoenix, Inc., a wholly-owned subsidiary of the Apollo Group. The company provides online access to accredited education programs.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.

WebEx Communications, Inc., headquartered in San Jose, California, provides real-time, interactive multimedia communications services for web sites. The company delivers its services using a globally distributed network and scalable platform.

We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.


Page 16





               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1

                           SIGNATURES

     The Registrant, FT 834, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 834, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 30, 2004.

                              FT 834

                              By:   FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By:   Jason T. Henry
                                    Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) April 30, 2004
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-114205 of FT 834 of our report dated April 30, 2004 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
April 30, 2004



                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 834 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.




                               S-7